Exhibit 8.1
August 18, 2010
Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, Texas 77046
Ladies and Gentlemen:
     We have acted as counsel to you in connection with the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 10, 2010 by and among Buckeye Partners, L.P. (“BPL”), Buckeye GP LLC, Grand Ohio, LLC, Buckeye GP Holdings L.P. (“BGH”) and Mainline Management LLC. In connection with the Transactions, you have requested our opinion as to certain U.S. federal income tax matters relating to BPL and its unitholders.
     In preparing our opinion, we have examined the Merger Agreement, including the joint proxy statement/prospectus that forms a part of the registration statement on Form S-4 (the “Registration Statement”) initially filed with the Securities and Exchange Commission on July 14, 2010 by BPL. In addition, we have examined such other documents, instruments and information as we considered necessary to enable us to express this opinion. Our opinion is also based on (i) the accuracy of the statements and facts concerning the Transactions set forth in the Merger Agreement and the Registration Statement (including, without limitation, their respective exhibits), (ii) the consummation of the Transactions in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the Registration Statement, (iii) representations made by you with respect to certain factual matters, including the representations set forth in a letter from you (and have assumed that such representations will be accurate and complete as of the closing date of the Transactions), and (iv) financial information provided to us by you.
     Based on the foregoing, unless otherwise noted in such discussions, the description of the law and the legal conclusions set forth in the discussions in the Registration Statement under the captions “Material Federal Income Tax Consequences of the Merger” as it relates to BPL and the holders of BPL common units (other than BGH) and “Federal Income Taxation of the Partnership and its Unitholders” is correct in all material respects.
     Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. There can be no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including

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August 18, 2010 Page 2

changes to the Code, the regulations thereunder, or the interpretation thereof by the courts or the Internal Revenue Service.
     We express no opinion as to the tax treatment of the Transactions under the provisions of any other sections of the Code that also may be applicable thereto or to the tax treatment of any conditions existing at the time of, or effects resulting from, the Transactions which are not specifically addressed in the foregoing opinion.

Very truly yours,
/s/ VINSON & ELKINS L.L.P.

Vinson & Elkins L.L.P.